Filed by AmSurg Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

[The following is an email sent to employees of AmSurg Corp. and

Envision Healthcare Holdings, Inc. on November 22, 2016.]

FROM:	William A. Sanger & Christopher A. Holden

SUBJECT:	Envision 2017 Executive Update: Spotlight Video Series – Eric Beck & Evolution Health

TO:	All Envision Healthcare & AMSURG Team Members

In the last segment of our Spotlight Video Series, we provide introductions to Eric H. Beck, DO, MPH, FACEP, and Evolution Health – Envision Healthcare’s Prevention, Intervention and Post-Acute business. As previously announced, upon completion of the proposed merger, Dr. Beck will continue in his role as President & Chief Executive Officer of Evolution Health.

In his video, Dr. Beck shares his lifelong passion for helping others and saving lives. From his younger days as a lifeguard through his transition to emergency medicine beginning as an EMT, Dr. Beck’s focus on the patient has defined his career. The additional videos provide an overview of Evolution Health’s compelling approach to care management and a detailed look into its Medical Command Centers.

<Dr. Beck Video>

<Evolution Health Video>

<Medical Command Center Video>

We are making steady progress toward completing the merger of Envision Healthcare and AMSURG and hope this video series has provided valuable insight into our future-state leaders and businesses.

Thank you for all you do,

William A. Sanger	Chris Holden

If you have questions regarding the merger, please email EnvisionQuestions@evhc.net.

All merger updates can be found at www.evhc.net/merger.

[The following are transcripts of the videos sent with the above email to employees of AmSurg Corp.

and Envision Healthcare Holdings, Inc. on November 22, 2016.]

Questions & Answers with Eric Beck

[Dr. Beck] I’m really excited to be part of the Envision family because, we’re really thinking outside the box. We’re so well positioned to really capitalize on our scale, in a way that helps front line clinicians and patients achieve better care, better outcomes, better experience. That’s what it’s all about.

My name’s Eric Beck, and I’m the President & CEO of Evolution Health.

Questions & Answers with Eric Beck

HOW DID YOU GET INTO WORKING IN HEALTHCARE?

[Dr. Beck] I started out as a swimmer and became a lifeguard, and then an EMT and paramedic, then got encouraged to go to medical school and became an emergency physician. Focused on population health, then quality improvement, and came to Envision as just sort of the right time. What I love about EMS and my paramedic practice, was really the mission-centered component of the care – one patient, at a time, focused in a high-acuity environment, trying to do right by him or her. And so much of that has been informative in my work today.

WHAT MAKES YOU PASSIONATE ABOUT HEALTHCARE?

[Dr. Beck] The ability to be engaged in meaningful work every day. To serve a community, to serve a patient, to serve colleagues in a way that helps everyone improve health outcomes, that helps people achieve things in their professional life, in their personal life, that they wouldn’t be able to achieve if they weren’t part of a team, part of a system, that was trying to improve health.

WHAT IS EVOLUTION HEALTH?

[Dr. Beck] Evolution Health is one of the newest, and smallest, members of the Envision family. We’re focused on delivering care across the care continuum, but in a very unique and innovative way. Our integrated delivery model is an enabler of value-based care. It offers additional opportunities for us to improve patient outcomes and cost effectiveness. We focus on delivering preventative care, care management and care intervention programs that help with coordination and navigation and then post-acute care. And we bring all those pieces together in and around other members of the Envision family, to help affect not just a single patient, but an entire patient population that we have an obligation and a privilege to serve.

Evolution Health Video

[Voiceover] The delivery of healthcare is changing and Evolution Health is leading the way with an innovative approach to population health.

[Voiceover] Whether it’s in a private home, clinic, nursing facility or – if needed – on the street where underserved populations may live … Evolution Health delivers care in a mobile environment, using physician-led, interprofessional care teams.

[Voiceover] The goal is simple – provide easy access to high quality care while controlling costs for the populations they serve, including patients, members or employees and their dependents.

[Voiceover] Evolution Health works with health systems, hospitals, health plans, employers, ACOs and physicians to improve clinical and quality outcomes, and more importantly, improve the patient experience.

[Voiceover] The results speak for themselves. In a recent study of a large insurance company, members using the services of Evolution Health showed a significant decrease in emergency department and in-patient utilization. Patient satisfaction also scored high with a Net Promoter Score of 96%.

[Voiceover] A significant factor in the success of Evolution Health’s care model is the Medical Command Centers, which are at the heart of our mobile integrated healthcare solution.

[Voiceover] These centers are clinical practices that link, integrate and coordinate mobile resources to respond appropriately to patient needs 24 hours a day, 7 days a week, 365 days a year.

[Voiceover] The MCCs orchestrate a complex network of resources to enable our clinicians to provide comprehensive care precisely when and where it is needed.

[Voiceover] Evolution Health’s provider-led programs focus on preventive care, care management, post-acute care and care interventions in collaboration with team members from EmCare and AMR.

[Voiceover] Whether it’s assisting patients as they transition from one care setting to another, delivering urgent, unplanned care, doing clinical assessments, providing care for the most vulnerable, high-risk patients or providing traditional home care and hospice in more coordinated ways … Evolution Health is changing the way care is delivered.

[Voiceover] This patient centered, on-demand model of care helps whole populations and is setting the standard for a new and more effective care model. This model relies on every person within the organization to deliver on the promises of Evolution Health to be Patient and Population-centered, Experience-focused, Outcomes-oriented, Clinician-driven, Innovative, Integrated, Cost-effective and Safe.

Medical Command Center Video

[Voiceover] Welcome to the Medical Command Center, we are a clinical practice with locations throughout the country.

[Voiceover] We’re here today at our Dallas location. A first of its kind practice led by a physician medical director and staffed by nurses and licensed clinical pharmacists.

[Voiceover] As you will see in this tour our practices are truly unique –

[Voiceover] We takes calls 24 hours a day, seven days a week ...

[Voiceover] … And we are equipped with hundreds of incoming phone lines that are each answered with a unique greeting for each customer.

[Voiceover] Our practice handles tens of thousands of inbound and outbound calls each month.

[Voiceover] The Medical Command Center is a key function of our mobile integrated healthcare solution.

[Voiceover] One call to the Medical Command Center triggers a carefully orchestrated process designed to meet the patient’s needs at that exact moment.

[Voiceover] It’s important that we know what is going on with each patient so we can customize care based on each individual’s need … That leads to a better patient experience and can reduce avoidable costs.

[Voiceover] We integrate our data, including electronic health records, to a centralized platform that allows all members from our care team to document and access pertinent patient information.

[Voiceover] One of the key differences between our clinical practice model and a typical call center is that in a call center scenario, a call gets answered and is then routed to the appropriate party.

[Voiceover] In our centers, care teams have the ability to immediately evaluate a patient’s current condition, then match and deploy appropriate resources to meet the patient’s needs.

[Voiceover] We track the current location of our providers so we can match the patient with the closest resource at any given time.

[Voiceover] When a call comes in to one of our nurse navigators, a pop-up appears telling the nurse if that patient is associated with a particular health plan or system. If the patient is already in our electronic health record database, the information about the patient will auto populate on the screen.

[Voiceover] The nurse will begin a series of questions, which are approved by physicians and designed to provide the most appropriate care based on the unique situation of each patient.

[Voiceover] The technology we use in our practice provides a clinical pathway for the nurse navigator.

[Voiceover] If the call is deemed a medical emergency, the nurse navigator immediately conferences the local 911 agency and stay on the line with the patient until EMS responds and arrives at the patient location.

[Voiceover] If the call is not an emergency, the nurse navigator can triage or route for appropriate action established by the Clinical Practice.

[Voiceover] The nurse has the ability to conference in an Advanced Practice Provider or physician in the field to speak with the patient. The Nurse and Provider then discuss next steps for the patient and determine the appropriate care plan.

[Voiceover] When appropriate, a mobile integrated healthcare medic, or other appropriate clinical clinician, such as a nurse practitioner or physician assistant is dispatched.

[Voiceover] The Envision Healthcare companies, AMR, Evolution Health and EmCare are committed to Pioneering the delivery of care through innovation, collaboration and excellence. The Medical Command Clinical Practice is instrumental in supporting our collective vision.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders on November 28, 2016 for consideration. On August 4, 2016, AMSURG caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. The SEC declared the Form S-4, as subsequently amended, effective on October 19, 2016. Envision and AMSURG have caused the definitive joint proxy statement/final prospectus to be mailed to their respective shareholders, as required by applicable law. This communication is not a substitute for the definitive joint proxy statement/final prospectus, or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the definitive joint proxy statement/final prospectus delivered to shareholders, and any other relevant documents that are filed with the SEC when they become available, because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the definitive joint proxy statement/final prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/final prospectus.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.